Exhibit 12
Mariner Energy, Inc.
Ratio of Earnings to Fixed Charges
(unaudited)

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2009[1]	2008	2008[1]	2007	2006	2005	2004
	(in thousands, except ratios)
Earnings from continuing operations before fixed charges
(Loss) Income before taxes	(657,452)	113,410	(436,748)	221,259	188,806	61,775	105,300
Add: Fixed charges	17,051	19,108	67,308	56,173	40,592	9,042	6,651
Less: Capitalized Interest	2,248	250	9,651	474	1,528	703	434

(Deficit) Earnings from continuing operations before fixed charges	(642,649)	132,268	(379,091)	276,958	227,870	70,114	111,517

Fixed Charges
Interest expense, net of capitalized interest	14,402	18,571	56,399	54,665	38,275	8,172	6,050
Add: Capitalized interest	2,248	250	9,651	474	1,528	703	434
Add: Est interest portion of rental expenditures	259	145	689	465	400	167	167
Add: Amortization of discounts	142	142	569	569	389	—	—

Total Fixed Charges	17,051	19,108	67,308	56,173	40,592	9,042	6,651

Ratio of earnings to fixed charges	—	6.92	—	4.93	5.61	7.75	16.77

(1)	Due to loss from operations for the year ended December 31, 2008 and the quarter ended March 31, 2009, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $446,399 and $659,700, respectively to achieve a coverage of 1:1 for the year ended December 31, 2008 and the quarter ended March 31, 2009.